February 28, 2013

VIA EDGAR

Mark S. Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Jacksonville Bancorp, Inc.

Registration Statement on Form S-3

Filed February 8, 2013

File No. 333-186556

Dear Mr. Webb:

Jacksonville Bancorp, Inc. (the “Company”) received your letter to the undersigned dated February 14, 2013. Under the Company’s registration rights agreement dated December 31, 2012, the Company is obligated to respond to comments from the Commission within two weeks. Accordingly, we are filing this letter in response to your letter of February 14, 2013, although the Company is not filing an amendment to the Form S-3 at this time. The Company will file a pre-effective amendment on Form S-3 (the “Amendment”) after the Company has filed with the Commission its 2012 audited financial statements, in response to comment no. 1 below.

General

1.	If necessary, please update your audited financial statements and related disclosure as required by Regulation S-X.

The Amendment to be filed by the Company will incorporate by reference the Company’s audited financial statements and related disclosure for the year ended December 31, 2012.

2.

We note that you have filed a definitive proxy statement on Schedule 14A seeking, among other things, shareholder approval to amend your articles to authorize a new class of nonvoting common stock. You may not register such shares in a secondary offering until the class has been authorized pursuant to a shareholder vote. Once shareholder approval is received, please file a pre-effective amendment to the registration statement that reflects the receipt of such approval. In this regard, we note that your Series A Preferred Stock will have already automatically converted into shares of common stock and/or nonvoting common stock, and therefore registration of such Series A shares will be unnecessary and should be removed from the Prospectus.

The Company received the requisite shareholder approvals on February 18, 2013. The Company will remove the registration of the Series A Preferred Stock shares in the Amendment.

Selling Shareholders, page 11

3.	For each of the selling shareholders identified in footnote 24, revise the disclosure on page 12 to indicate whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly. We may have further comment.

The selling shareholders identified in footnote 24 have represented to the Company that they purchased the securities in the ordinary course of business and that at the time of purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Company will revise footnote 24 accordingly.

Exhibit 5.1

4.	Please have counsel make the following changes to the legal opinion, and file as a pre-effective amendment to the registration statement:

•	update the opinion in its entirety to reflect receipt of the required shareholder approval, including the deletion of paragraph (g) on page 3;

•

revise paragraph 4 on page 4 to delete subsections (i)-(iv) and to differentiate between the shares that will have been issued as a result of the conversion of the Series A shares and the shares that will be issued as a result of the conversion of the nonvoting common;

•	delete paragraphs (h) and (j) on pages 3 and 4, since they are not appropriate assumptions; and

•	delete the language in paragraph 1 of page 4 stating that counsel’s opinion is based solely upon the Status Certificate.

Company counsel will file a revised legal opinion with the Amendment.

We thank the staff for its attention to the Company’s filing and for its assistance in processing this filing. Any questions concerning this letter may be directed to the undersigned at (904) 421-3051.

Very truly yours,

/s/ Valerie A. Kendall

Valerie A. Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.